July 24, 2026	Registration Statement Nos. 333-293684 and 333-293684-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

$126,000

Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust due June 29, 2028

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

●The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the SPDR® Gold Trust, which we refer to as the Fund, is greater than or equal to 80.00% of the Initial Value, which we refer to as the Interest Barrier.

●The notes will be automatically called if the closing price of one share of the Fund on any Review Date (other than the first, second and final Review Dates) is greater than or equal to the Initial Value.

●The earliest date on which an automatic call may be initiated is October 26, 2026.

●Investors should be willing to accept the risk of losing a significant portion or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.

●Investors should also be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive Contingent Interest Payments.

●The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

●Minimum denominations of $1,000 and integral multiples thereof

●The notes priced on July 24, 2026 and are expected to settle on or about July 29, 2026.

●CUSIP: 46661KNQ7

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-12 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$7.25	$992.75
Total	$126,000	$913.50	$125,086.50
(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $7.25 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $973.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no. 3-I dated April 17, 2026, underlying supplement no. 1-I dated April 17, 2026, the prospectus and prospectus supplement, each dated April 17, 2026

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Fund: The SPDR® Gold Trust (Bloomberg ticker: GLD)

Contingent Interest Payments:

If the notes have not been automatically called and the closing price of one share of the Fund on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $6.4167 (equivalent to a Contingent Interest Rate of 7.70% per annum, payable at a rate of 0.64167% per month).

If the closing price of one share of the Fund on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Contingent Interest Rate: 7.70% per annum, payable at a rate of 0.64167% per month

Interest Barrier/Trigger Value: 80.00% of the Initial Value, which is $297.52

Pricing Date: July 24, 2026

Original Issue Date (Settlement Date): On or about July 29, 2026

Review Dates*: August 24, 2026, September 24, 2026, October 26, 2026, November 24, 2026, December 24, 2026, January 25, 2027, February 24, 2027, March 24, 2027, April 26, 2027, May 24, 2027, June 24, 2027, July 26, 2027, August 24, 2027, September 24, 2027, October 25, 2027, November 24, 2027, December 27, 2027, January 24, 2028, February 24, 2028, March 24, 2028, April 24, 2028, May 24, 2028 and June 26, 2028 (final Review Date)

Interest Payment Dates*: August 27, 2026, September 29, 2026, October 29, 2026, November 30, 2026, December 30, 2026, January 28, 2027, March 1, 2027, March 30, 2027, April 29, 2027, May 27, 2027, June 29, 2027, July 29, 2027, August 27, 2027, September 29, 2027, October 28, 2027, November 30, 2027, December 30, 2027, January 27, 2028, February 29, 2028, March 29, 2028, April 27, 2028, May 30, 2028 and the Maturity Date

Maturity Date*: June 29, 2028

Call Settlement Date*: If the notes are automatically called on any Review Date (other than the first, second and final Review Dates), the first Interest Payment Date immediately following that Review Date

* Subject to postponement in the event of a market disruption event as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement or early acceleration in the event of an acceleration event as described under “General Terms of Notes — Consequences of an Acceleration Event” in the accompanying product supplement and “Selected Risk Considerations — We May Accelerate Your Notes If an Acceleration Event Occurs” in this pricing supplement

Automatic Call:

If the closing price of one share of the Fund on any Review Date (other than the first, second and final Review Dates) is greater than or equal to the Initial Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Payment at Maturity:

If the notes have not been automatically called and the Final Value is greater than or equal to the Trigger Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been automatically called and the Final Value is less than the Trigger Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If the notes have not been automatically called and the Final Value is less than the Trigger Value, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Fund Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing price of one share of the Fund on the Pricing Date, which was $371.90

Final Value: The closing price of one share of the Fund on the final Review Date

Share Adjustment Factor: The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set equal to 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement for further information.

PS-1| Structured Investments Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust

How the Notes Work

Payments in Connection with the First and Second Review Dates

First and Second Review Dates
Compare the closing price of one share of the Fund to the Interest Barrier on each Review Date until the final Review Date or any earlier automatic call.
The closing price of one share of the Fund is greater than or equal to the Interest Barrier.	You will receive a Contingent Interest Payment on the applicable Interest Payment Date. Proceed to the next Review Date.

The closing price of one share of the Fund is less than the Interest Barrier.	No Contingent Interest Payment will be made with respect to the applicable Review Date. Proceed to the next Review Date.

Payments in Connection with Review Dates (Other than the First, Second and Final Review Dates)

Review Dates (Other than the First, Second and Final Review Dates)
Compare the closing price of one share of the Fund to the Initial Value and the Interest Barrier on each Review Date until the final Review Date or any earlier automatic call.
Initial Value
	The closing price of one share of the Fund is greater than or equal to the Initial Value.	Automatic Call

The notes will be automatically called on the applicable Call Settlement Date, and you will receive (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date.

No further payments will be made on the notes.

	The closing price of one share of the Fund is less than the Initial Value.	No Automatic Call	The closing price of one share of the Fund is greater than or equal to the Interest Barrier.	You will receive a Contingent Interest Payment on the applicable Interest Payment Date. Proceed to the next Review Date.

			The closing price of one share of the Fund is less than the Interest Barrier.	No Contingent Interest Payment will be made with respect to the applicable Review Date. Proceed to the next Review Date.

PS-2| Structured Investments Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust

Payment at Maturity If the Notes Have Not Been Automatically Called

Review Dates Preceding the Final Review Date	Final Review Date	Payment at Maturity
The notes are not automatically called.
	The Final Value is greater than or equal to the Trigger Value.	You will receive (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.
Proceed to maturity

	The Final Value is less than the Trigger Value.	You will receive: $1,000 + ($1,000 × Fund Return) Under these circumstances, you will lose some or all of your principal amount at maturity.

Total Contingent Interest Payments

The table below illustrates the hypothetical total Contingent Interest Payments per $1,000 principal amount note over the term of the notes based on the Contingent Interest Rate of 7.70% per annum, depending on how many Contingent Interest Payments are made prior to automatic call or maturity.

Number of Contingent Interest Payments	Total Contingent Interest Payments
23	$147.5833
22	$141.1667
21	$134.7500
20	$128.3333
19	$121.9167
18	$115.5000
17	$109.0833
16	$102.6667
15	$96.2500
14	$89.8333
13	$83.4167
12	$77.0000
11	$70.5833
10	$64.1667
9	$57.7500
8	$51.3333
7	$44.9167
6	$38.5000
5	$32.0833
4	$25.6667
3	$19.2500
2	$12.8333
1	$6.4167
0	$0.0000

PS-3| Structured Investments Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust

Hypothetical Payout Examples

The following examples illustrate payments on the notes linked to a hypothetical Fund, assuming a range of performances for the hypothetical Fund on the Review Dates. The hypothetical payments set forth below assume the following:

●an Initial Value of $100.00;

●an Interest Barrier and a Trigger Value of $80.00 (equal to 80.00% of the hypothetical Initial Value); and

●a Contingent Interest Rate of 7.70% per annum (payable at a rate of 0.64167% per month).

The hypothetical Initial Value of $100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Value.

The actual Initial Value is the closing price of one share of the Fund on the Pricing Date and is specified under "Key Terms - Initial Value" in this pricing supplement. For historical data regarding the actual closing prices of one share of the Fund, please see the historical information set forth under “The Fund” in this pricing supplement.

Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes are automatically called on the third Review Date.

Date	Closing Price	Payment (per $1,000 principal amount note)
First Review Date	$105.00	$6.4167
Second Review Date	$110.00	$6.4167
Third Review Date	$110.00	$1,006.4167
	Total Payment	$1,019.25 (1.925% return)

Because the closing price of one share of the Fund on the third Review Date is greater than or equal to the Initial Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, of $1,006.4167 (or $1,000 plus the Contingent Interest Payment applicable to the third Review Date), payable on the applicable Call Settlement Date. The notes are not automatically callable before the third Review Date, even though the closing price of one share of the Fund on each of the first and second Review Dates is greater than the Initial Value. When added to the Contingent Interest Payments received with respect to the prior Review Dates, the total amount paid, for each $1,000 principal amount note, is $1,019.25. No further payments will be made on the notes.

Example 2 — Notes have NOT been automatically called and the Final Value is greater than or equal to the Trigger Value.

Date	Closing Price	Payment (per $1,000 principal amount note)
First Review Date	$95.00	$6.4167
Second Review Date	$85.00	$6.4167
Third through Twenty-Second Review Dates	Less than Interest Barrier	$0
Final Review Date	$90.00	$1,006.4167
	Total Payment	$1,019.25 (1.925% return)

Because the notes have not been automatically called and the Final Value is greater than or equal to the Trigger Value, the payment at maturity, for each $1,000 principal amount note, will be $1,006.4167 (or $1,000 plus the Contingent Interest Payment applicable to the final Review Date). When added to the Contingent Interest Payments received with respect to the prior Review Dates, the total amount paid, for each $1,000 principal amount note, is $1,019.25.

PS-4| Structured Investments Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust

Example 3 — Notes have NOT been automatically called and the Final Value is less than the Trigger Value.

Date	Closing Price	Payment (per $1,000 principal amount note)
First Review Date	$70.00	$0
Second Review Date	$75.00	$0
Third through Twenty-Second Review Dates	Less than Interest Barrier	$0
Final Review Date	$70.00	$700.00
	Total Payment	$700.00 (-30.00% return)

Because the notes have not been automatically called, the Final Value is less than the Trigger Value and the Fund Return is -30.00%, the payment at maturity will be $700.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-30.00%)] = $700.00

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement.

●YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —
The notes do not guarantee any return of principal. If the notes have not been automatically called and the Final Value is less than the Trigger Value, you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 20.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

●THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL —
If the notes have not been automatically called, we will make a Contingent Interest Payment with respect to a Review Date only if the closing price of one share of the Fund on that Review Date is greater than or equal to the Interest Barrier. If the closing price of one share of the Fund on that Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date. Accordingly, if the closing price of one share of the Fund on each Review Date is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.

●CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —
Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

●AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT ACTIVITIES AND HAS LIMITED ASSETS —
As a finance subsidiary of JPMorgan Chase & Co., we have no independent activities beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not an operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see “Risk Factors — Holders of securities issued by JPMorgan Financial may be subject to losses if JPMorgan Chase & Co. were to enter into a resolution” in the accompanying prospectus supplement.

●THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO THE SUM OF ANY CONTINGENT INTEREST PAYMENTS THAT MAY BE PAID OVER THE TERM OF THE NOTES,
regardless of any appreciation in the price of one share of the Fund, which may be significant. You will not participate in any appreciation in the price of one share of the Fund.

●POTENTIAL CONFLICTS —
We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

PS-5| Structured Investments Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust

In addition, the benchmark price of the Fund’s Underlying Commodity (as defined under “The Funds” below) is administered by the London Bullion Market Association (“LBMA”) or an independent service provider appointed by the LBMA, and we are, or one of our affiliates is, a price participant that contributes to the determination of that price.  Furthermore, our affiliate is the custodian of the Fund.  We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with our roles as a price participant and a custodian that might affect the Fund or the notes.

●THE FUND IS NOT AN INVESTMENT COMPANY OR COMMODITY POOL AND WILL NOT BE SUBJECT TO REGULATION UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, OR THE COMMODITY EXCHANGE ACT —
Accordingly, you will not benefit from any regulatory protections afforded to persons who invest in regulated investment companies or commodity pools.

●THE PERFORMANCE AND MARKET VALUE OF THE FUND, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE WITH THE PERFORMANCE OF THE FUND'S UNDERLYING COMMODITY AS WELL AS THE NET ASSET VALUE PER SHARE —
The Fund does not fully replicate the performance of its Underlying Commodity due to the fees and expenses charged by the Fund or by restrictions on access to the Underlying Commodity due to other circumstances. The Fund does not generate any income, and as the Fund regularly sells its Underlying Commodity to pay for ongoing expenses, the amount of its Underlying Commodity represented by each share gradually declines over time. The Fund sells its Underlying Commodity to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of its Underlying Commodity. The sale by the Fund of its Underlying Commodity to pay expenses at a time of low prices for its Underlying Commodity could adversely affect the value of the notes. Additionally, there is a risk that part or all of the Fund's holdings in its Underlying Commodity could be lost, damaged or stolen. Access to the Fund's Underlying Commodity could also be restricted by natural events (such as an earthquake) or human actions (such as a terrorist attack). All of these factors may lead to a lack of correlation between the performance of the Fund and its Underlying Commodity. In addition, because the shares of the Fund are traded on a securities exchange and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.
During periods of market volatility, the Fund's Underlying Commodity may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Fund and the liquidity of the Fund may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Fund. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Fund. As a result, under these circumstances, the market value of shares of the Fund may vary substantially from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of its Underlying Commodity as well as the net asset value per share of the Fund, which could materially and adversely affect the value of the notes in the secondary market and/or reduce any payment on the notes.

●THE NOTES ARE SUBJECT TO RISKS ASSOCIATED WITH GOLD —
The investment objective of the Fund is to reflect the performance of the price of gold bullion, less the expenses of the Fund's operations. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors, such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors, such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile.

●THERE ARE RISKS RELATING TO COMMODITIES TRADING ON THE LBMA —
The investment objective of the Fund is to reflect the performance of the price of gold bullion, less the expenses of the Fund's operations. The price of gold is determined by the LBMA or an independent service provider appointed by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of the LBMA gold price as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market, which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. The LBMA may alter, discontinue or suspend calculation or dissemination of the LBMA gold price, which could adversely affect the value of the notes. The LBMA, or an independent service provider appointed by the LBMA, will have no obligation to consider your interests in calculating or revising the LBMA gold price.

●SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE THAN, AND MAY NOT CORRELATE WITH, THE PRICES OF COMMODITIES GENERALLY —
The Fund is linked to a single commodity and not to a diverse basket of commodities or a broad-based commodity index. The Fund's Underlying Commodity may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. As a result, the notes carry greater risk and may be more volatile than notes linked to the prices of more commodities or a broad-based commodity index.

●THE BENEFIT PROVIDED BY THE TRIGGER VALUE MAY TERMINATE ON THE FINAL REVIEW DATE—
If the Final Value is less than the Trigger Value and the notes have not been automatically called, the benefit provided by the Trigger Value will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Fund.

PS-6| Structured Investments Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust

●THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —
If your notes are automatically called, the term of the notes may be reduced to as short as approximately three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

●YOU WILL NOT HAVE ANY RIGHTS OR THE COMMODITIES HELD BY THE FUND.

●THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED —
The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

●THE RISK OF THE CLOSING PRICE OF ONE SHARE OF THE FUND FALLING BELOW THE INTEREST BARRIER OR THE TRIGGER VALUE IS GREATER IF THE PRICE OF ONE SHARE OF THE FUND IS VOLATILE.

●WE MAY ACCELERATE YOUR NOTES IF AN ACCELERATION EVENT OCCURS —
Upon the announcement or occurrence of an acceleration event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined by the calculation agent in good faith and in a commercially reasonable manner by reference to the values of any fixed-income debt component and any derivatives underlying the economic terms of the notes as of the date of the notice of acceleration. An acceleration event means a Fund is delisted, liquidated or otherwise terminated and the calculation agent determines, in its sole discretion, that no successor fund is available. If the payment on your notes is accelerated, your investment may result in a loss, and you may not be able to reinvest your money in a comparable investment. Please see “The Underlyings — Funds — Discontinuation or Modification of a Fund” in the accompanying product supplement for more information.

●LACK OF LIQUIDITY—
The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

●THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —
The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —
See “The Estimated Value of the Notes” in this pricing supplement.

●THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —
The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

●THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —
We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

●SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —
Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs and fees, if any, paid for third-party data analytics and/or electronic platform services that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount and/or fees for use of an electronic platform to facilitate secondary market activity. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

PS-7| Structured Investments Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust

●SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —
The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of one share of the Fund. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

The Fund

The SPDR® Gold Trust is an investment trust sponsored by World Gold Trust Services, LLC. The investment objective of the SPDR® Gold Trust is for its shares to reflect the performance of the price of gold bullion, less the SPDR® Gold Trust’s expenses. The SPDR® Gold Trust holds gold bars. We refer to gold as the Underlying Commodity with respect to the SPDR® Gold Trust. For additional information about the SPDR® Gold Trust, see “Fund Descriptions — The SPDR® Gold Trust” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 8, 2021 through July 24, 2026. The closing price of one share of the Fund on July 24, 2026 was $371.90. We obtained the closing prices of one share of the Fund above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification. The closing prices above and below may have been adjusted by Bloomberg for actions taken by the Fund, such as stock splits.

The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on any Review Date. There can be no assurance that the performance of the Fund will result in the return of any of your principal amount or the payment of any interest.

Historical Performance of the SPDR® Gold Trust Source: Bloomberg

PS-8| Structured Investments Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust

Tax Treatment

You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement. In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “United States Federal Taxation — Tax Consequences to U.S. Holders — Program Securities Treated as Prepaid Financial Contracts with Associated Coupons” in the accompanying prospectus supplement. Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect. The discussions above and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

Non-U.S. Holders — Tax Considerations.  The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to take a position that Contingent Interest Payments are not subject to U.S. withholding tax (at least if an applicable Form W-8 is provided), it is expected that withholding agents will (and we, if we are the withholding agent, intend to) withhold on any Contingent Interest Payment paid to a Non-U.S. Holder generally at a rate of 30% or at a reduced rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not be required to pay any additional amounts with respect to amounts withheld. In order to claim an exemption from, or a reduction in, the 30% withholding tax, a Non-U.S. Holder of the notes must comply with certification requirements to establish that it is not a U.S. person and is eligible for such an exemption or reduction under an applicable tax treaty. If you are a Non-U.S. Holder, you should consult your tax adviser regarding the tax treatment of the notes, including the possibility of obtaining a refund of any withholding tax and the certification requirement described above.

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (unless an income tax treaty applies) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. Section 871(m) provides certain exceptions to this withholding regime, including for instruments linked to certain broad-based indices that meet requirements set forth in the applicable Treasury regulations. Additionally, a recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a delta of one with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on certain determinations made by us, our special tax counsel is of the opinion that Section 871(m) should not apply to the notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

PS-9| Structured Investments Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, the estimated cost of hedging our obligations under the notes and the fees, if any, paid for third-party data analytics and/or electronic platform services. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs, our internal secondary market funding rates for structured debt issuances and the fees paid for third-party data analytics and/or electronic platform services. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “How the Notes Work” and “Hypothetical Payout Examples” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Fund” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes and plus the fees, if any, paid for third-party data analytics and/or electronic platform services.

PS-10| Structured Investments Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been issued by JPMorgan Financial pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from JPMorgan Financial, the appropriate entries or notations in its records relating to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x)(i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act, except that such counsel expresses no opinion as to (i) any law, rule or regulation that is applicable to JPMorgan Financial or JPMorgan Chase & Co., the indenture, the notes, the related guarantee (together with the indenture and the notes, the “Documents”) or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate or (ii) any law, rule or regulation relating to national security. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2026, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2026.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●Product supplement no. 3-I dated April 17, 2026:
http://www.sec.gov/Archives/edgar/data/19617/000121390026045198/ea0285802-20_424b2.pdf

●Underlying supplement no. 1-I dated April 17, 2026:
http://www.sec.gov/Archives/edgar/data/19617/000121390026045209/ea0285802-11_424b2.pdf

●Prospectus supplement and prospectus, each dated April 17, 2026:
http://www.sec.gov/Archives/edgar/data/19617/000095010326005889/crt_dp245141-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-11| Structured Investments Auto Callable Contingent Interest Notes Linked to the SPDR® Gold Trust